Exhibit 99.1

Contacts:	Fred Adams, Jr., Chairman and CEO Timothy A. Dawson, Vice President and CFO (601) 948-6813

CAL-MAINE FOODS REPORTS FIRST QUARTER FISCAL 2011 RESULTS

JACKSON, Miss. (September 27, 2010) — Cal-Maine Foods, Inc. (NASDAQ: CALM) today announced results for the first quarter of fiscal 2011 ended August 28, 2010.

For the first quarter of fiscal 2011, net sales were $190.4 million, compared with net sales of $187.7 million for the first quarter of fiscal 2010.  The Company reported net income of $4.8 million, or $0.20 per basic and diluted share, for the first quarter of fiscal 2011 compared with a net loss of $3.8 million, or $0.16 per basic and diluted share, for the year-earlier period.  The financial results for the first quarter of fiscal 2011 include a business interruption insurance gain recognition of approximately $2.6 million, net of income taxes, related to fire damage sustained at the Company’s Farwell, Texas, facility on July 9, 2009.

Fred Adams, Jr., chairman and chief executive officer of Cal-Maine Foods, Inc., stated, “We are pleased with our financial and operating results for the first quarter, marking a solid start to fiscal 2011 for Cal-Maine Foods.  Our improved sales were primarily driven by increased consumer demand for our value-added specialty eggs, which carry higher retail sales prices.  Overall, we experienced a modest improvement in both volume and average selling prices compared with the first quarter of fiscal 2010.  Our retail business has remained very steady, while our food service sales have been affected by reduced restaurant traffic, as consumers are not dining out as frequently.

“The recent nationwide egg recall had minimal effect on Cal-Maine’s results this quarter.  While egg prices initially moved higher in late August, prices have since dropped back below levels prior to the recall.  Consumer demand for eggs has also dropped off since the recall; however, it is still too soon to predict the long-term effect on demand trends.

“Cal-Maine’s operations have continued to run efficiently and we benefitted from lower feed costs in the first quarter of fiscal 2011 compared with a year ago,” added Adams.  “However, corn prices have risen recently and will likely remain volatile in the year ahead.”

For the first quarter of fiscal 2011, Cal-Maine will pay a cash dividend of approximately $0.067 per share to holders of its common and Class A common stock.  The amount paid could vary slightly based on the amount of outstanding shares on the record date.  The dividend is payable November 11, 2010, to shareholders of record on October 27, 2010.

Selected operating statistics for the first quarter of fiscal 2011 compared with the prior year period are shown below:

	13 Weeks Ended
	August 28, 2010	August 29, 2009
Dozen Eggs Sold (000)	193,987	193,047
Dozen Eggs Produced (000)	155,344	156,143
Dozens Eggs Purchased (000)*	38,643	36,904

% Specialty Sales (dozen)	14.9%	13.2%

Net Average Selling Price (dozen)	$0.930	$0.922
Feed Cost (dozen)	$0.334	$0.357

% Specialty Sales (dollars)	25.5%	22.5%

* Net of processing loss and inventory adjustments

-MORE-

CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960	▪ JACKSON, MISSISSIPPI 39207
	PHONE 601-948-6813	FAX 601-969-0905

CALM Reports First Quarter Fiscal 2011 Results

September 27, 2010

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs.  The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 29 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties (including those contained in the Company’s SEC filings as well as other unknown or unpredictable factors) that could cause actual results to differ materially from those projected.  SEC filings may be obtained from the SEC or the Company’s website, www.calmainefoods.com.  You are cautioned not to place undue reliance on the forward-looking statements.  Further, the forward-looking statements included herein are only made as of the respective dates thereof, or if no date is stated, as of the date hereof.  Except as otherwise required by law, we undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future that make it clear that any expected results expressed or implied by the forward-looking statements will not be realized.

-MORE-

CALM Reports First Quarter Fiscal 2011 Results

September 27, 2010

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended
	August 28, 2010	August 29, 2009
Net sales	$190,403	$187,666
Gross profit	32,736	18,217
Operating income (loss)	8,041	(5,301)
Income (loss) before income taxes	7,085	(6,859)

Net income (loss)	$4,763	$(3,832)

Net income (loss) per share:
Basic	$0.20	$(0.16)
Diluted	$0.20	$(0.16)
Weighted average shares outstanding
Basic	23,842	23,791
Diluted	23,935	23,791

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands)

	August 28, 2010	August 29, 2009
ASSETS
Cash and short-term investments	$169,994	$90,739
Receivables	54,136	61,979
Inventories	92,287	96,291
Other	2,659	23,340
Current assets	319,076	272,349

Property, plant and equipment (net)	233,206	240,426
Other assets	57,432	56,411
Total assets	$609,714	$569,186

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$60,677	$63,082
Current maturities of long-term debt	14,724	38,952
Deferred income taxes	19,954	20,835
Current liabilities	95,355	122,869

Deferred income taxes and other liabilities	32,412	31,080
Long-term debt, less current maturities	101,507	87,930
Shareholders' equity	380,440	327,307
Total liabilities and shareholders' equity	$609,714	$569,186

-END-